April 6, 2005

John P. Nolan, Accounting Branch Chief

Mail-Stop 04-08 (and Facsimile 202-942-9530)

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Re:	C & F Financial Corporation - Form 10-K for the year ended December 31, 2004 SEC File No. 00-23423

Dear Mr. Nolan:

On behalf of C & F Financial Corporation, the registrant (“C&F”), I am writing in response to your comment letter dated March 29, 2005. Thank you for your comments. I spoke to Mr. Adames about these matters on April 5, 2005 and reviewed the Commission’s comments and suggestions with him and we respond as described below. Please note that we have numbered the explanations consistent with the paragraph numbers of your letter in order to facilitate a comparison of our responses to your comments. In addition, at the end of each section we have provided a proposed disclosure for future filings.

Asset Quality – Allowance and Provisions for Loan Losses – page 26

1. a) C&F purchased C&F Finance Company (formerly Moore Loans) in September of 2002. C&F Finance had traditionally provided automobile financing through lending programs that were designed to serve customers in the “non-prime” market who have limited access to traditional automobile financing. At the time of acquisition, C&F Finance was establishing “dealer reserves” in accordance with contractual arrangements with individual dealers because of the greater-than-normal credit risk of the borrowers. Management considered this practice to be consistent with standard practices for finance companies.

John P. Nolan, Accounting Branch Chief

April 6, 2005

The “dealer reserve” was established in accordance with each dealer agreement and provided that the first dollar of loan loss would be charged to the dealer reserve and that to the extent a dealer had “dealer reserves” that were not utilized, the dealer would be paid the remaining balance at the end of the dealer contractual agreement. The purpose of the “dealer reserve” was to attempt to provide an incentive to the dealer to bring better quality loans to C&F Finance. This type of arrangement is common practice in the industry and is discussed in section 8.35 of the AICPA Audit and Accounting Guide: Depository and Lending Institution. C&F Finance recorded “dealer reserves” as a liability and continues to charge uncollectible loans to the “dealer reserve” as set forth in the contractual agreements with the dealers.

Subsequent to the acquisition of C&F Finance, it became apparent that industry practice related to dealer contractual agreements was changing and management determined that it was no longer in the best interest of the Company or its dealers to include “dealer reserves” in its dealer contracts and that this change was consistent with the changing practices of the Company’s competitors. Accordingly, effective January 1, 2004, the Company changed its dealer contract agreements to eliminate “dealer reserves.” The remaining balance of dealer reserves will continue to decline as the applicable loan balances are either repaid or charged off in accordance with prior agreements. Ultimately, any residual “dealer reserves” will be paid to the applicable dealer.

The term “dealer reserves” sometimes refers to the dealer’s share of future finance charges. This is not what we are referring to in our discussion in the asset quality section of our 10-K. To clarify future filings we will use the term “dealer bad debt reserve” rather than “dealer reserves”. See proposed future disclosure below.

b) No loss transactions other than loan charge-offs affect “dealer reserves.” However, “dealer reserves” are a liability of C&F Finance and payable to individual dealers upon the termination of the relationship with C&F Finance and the payment of outstanding loans associated with a specific dealer.

c) As discussed in 1a, dealer agreements that provided for “dealer reserves” were the prevalent practice in the industry; however, there has been trend away from such contractual terms. Therefore, C&F Finance has conformed its contractual agreements to the common industry practice. The change was not related to an accounting practice but to an evolving business issue. Our accounting for “dealer reserves” has not changed and is consistent with the way such agreements were accounted for by other finance companies.

John P. Nolan, Accounting Branch Chief

April 6, 2005

d) The loan loss methodology employed by C&F Finance is in accordance with FAS 5. As stated above, the practice of charging uncollectible automobile loans against the “dealer reserves” is a contractual issue, not a generally accepted accounting principles issue. The Company estimates losses on loans and increases the allowance for loan losses through provisions. The loan loss analysis review process generally focuses on the rates of delinquencies, defaults, repossessions and losses. As part of the estimate of loss, the Company considers the extent to which losses can first be charged to contractual “dealer reserves.”

e) C&F was not accounting for “dealer reserves” incorrectly. It simply is not offering “dealer reserves” any longer. C&F does not consider a change in our contractual agreements of withholding “dealer reserves” a change in accounting or a correction of an error. It is a change in business practice. Dealer agreements (contracts) have been changed accordingly.

Disclosure in Future Filings

For clarity, we propose a disclosure similar to the following in future filings:

In addition to maintaining the allowance for loan losses, C&F Finance also has retained dealer bad debt reserves (previously referred to as “dealer reserves”) that were established at the time loans were made and are specific to each individual dealer. These dealer bad debt reserves are contractual relationships that provide for loan losses to be first charged against them to the extent that an individual dealer has a remaining dealer bad debt reserve.

Recent Accounting Developments – page 43

2. In future Form 10-K filings, C&F will disclose in the footnotes to the financial statements the impact that recently issued accounting standards will have on the financial statements when they are adopted as required by SAB 74.

Note 1. Summary of Significant Accounting Issues – Rate Lock Commitments – page 57

3. C&F does enter into commitments to originate residential mortgage loans to be held for sale. However, C&F does this without exposure to interest rate risk. At the time C&F enters into a rate lock commitment with a borrower, it simultaneously enters into an agreement with an investor to purchase that loan at the rate committed to the borrower. C&F commits to deliver that loan to the buyer on a “best efforts” basis. The “best efforts” obligation is on the part of C&F to close the loan. The investor is contractually

John P. Nolan, Accounting Branch Chief

April 6, 2005

obligated to buy the loan when it closes. Accordingly, the Company has no “pipeline” risk or “warehouse” risk because the third party investor has assumed all interest rate risk at the date the rate lock commitment is made.

For example, if C&F enters into a $200,000 mortgage commitment at 7.0%, due to close on or about May 20, 2005, C&F simultaneously commits to sell that $200,000 loan to a third party on a “best efforts” basis, including the 7.0% interest rate commitment. As a result, C&F is not exposed to potential changes in interest rates and does not value its rate lock commitments after the origination date.

C&F’s reference to high correlation between rate lock commitments and “forward delivery contracts” was made because the interest rate risk is assumed by the purchaser of the loan, as described above. In fact, the correlation between a rate lock commitment and the investor’s obligation to buy the loan at the stated rate is absolute, one-for-one. C&F is not subject to gains or losses on its rate lock commitments. The Company has never had an investor fail to perform under its agreement to purchase the loan.

Disclosure in Future Filings

For clarity, we propose a disclosure similar to the following in future filings:

The Company enters into commitments to originate residential mortgage loans whereby the interest rate on the loan is determined prior to funding (i.e., rate lock commitments). The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 90 days. The Company protects itself from changes in interest rates by entering into loan purchase agreements with third party investors that provide for the investor to purchase loans at the same terms (including interest rate) as committed to the borrower. Under the contractual relationship with the purchaser of the loan, the Company is obligated to sell the loan to the purchaser only if the loan closes. No other obligation exists. As a result of these contractual relationships with purchasers of loans, the Company in not exposed to losses nor will it realize gains related to its rate lock commitments due to changes in interest rates.

Future references to forward delivery commitments and best efforts contracts will be deleted.

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I hope these responses adequately address your comments. If you have any questions or concerns, please do not hesitate to call me at 804-843-2360. Thank you for your attention to this matter.

John P. Nolan, Accounting Branch Chief

April 6, 2005

C&F acknowledges that:

•	C&F is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in responses to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	C&F may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas F. Cherry
Thomas F. Cherry

cc:	Mr. Edwin Adames, Senior Staff Accountant

Jeffrey L. Everly, C.P.A, Yount Hyde & Barbour, PC